

09012314

SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENT DATED AUGUST 20, 2009
TO
POST QUALIFICATION AMENDMENT NO. 16
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010
(Address, including zip code, and telephone number, including area code,
of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code,
of agent for service)

6060	16-1368310
Primary Standard Industrial	I.R.S. Employer
Classification Code Number	Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

To the Common Shareholders of Steuben Trust Corporation:

Effective August 13, 2009, the Board of Directors of the Steuben Trust Corporation determined the fair market value of the Common Stock of Steuben Trust Corporation, for purposes of the Corporation's Share Owner Dividend Reinvestment and Stock Purchase Plan, to be $26.51 per share.

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 20th day of August, 2009.

STEUBEN TRUST CORPORATION

By: *(signature)*

James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: August 20, 2009	By: Brenda L. Copeland* Brenda L. Copeland, President and Chief Executive Officer
Date: August 20, 2009	By: *(signature)* James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer
Date: August 20, 2009	By: David A. Shults* David A. Shults, Director and Chairman of the Board
Date: August 20, 2009	By: Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Dated: August 20, 2009	By: Michael E. Davidson* Michael E. Davidson
Date: August 20, 2009	By: Charles M. Edmondson.* Charles M. Edmondson, Director
Date: August 20, 2009	By: Stoner E. Horey* Stoner E. Horey, Director
Date: August 20, 2009	By: Charles D. Oliver* Charles D. Oliver, Director
Date: August 20, 2009	By: Kenneth D. Philbrick* Kenneth D. Philbrick, Director
Date: August 20, 2009	By: Eric Shults* Eric Shults, Director
Date: August 20, 2009	By: Sherry C. Walton* Sherry C. Walton, Director

*By: *(signature)*

James P. Nicoloff, as Attorney-in-fact

STEUBEN TRUST CORPORATION
POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURES

Date: February _12_, 2009

David A. Shults, Director and
Chairman of the Board

Date: February _12_, 2009

Robert U. Blades, Jr., Director

Date: February _12_, 2009

Brenda L. Copeland, Director &
President and CEO

Date: February _12_, 2009

Michael E. Davidson, Director

Date: ~~February~~ March _12_, 2009

Charles M. Edmondson, Director

Date: February _12_, 2009

Stoner E. Horey, Director

Date: February _12_, 2009

Charles D. Oliver, Director

Date: February _12_, 2009

Kenneth D. Philbrick, Director

Date: February _12_, 2009

Eric Shults, Director

Date: February _12_, 2009

Sherry C. Walton, Director